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                                                                      Exhibit 12


                OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

         Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                                 (In millions)



                                                           Nine Months
                                                        Ended September 30,
                                                        -------------------
                                                          1998       1997
                                                          ----       ----

       Earnings:
       Income before taxes                                $105.7     $180.8
       Add (deduct):

          Equity in income of non-consolidated
             affiliates                                     (3.8)      (7.4)

          Dividends received from non-consolidated
             affiliates                                      3.0        5.3


          Interest capitalized, net of amortization          0.2       (0.3)

          Fixed charges as described below                  28.5       33.2
                                                          ------     ------

                Total                                     $133.6     $211.6
                                                          ------     ------

       Fixed Charges:
          Interest expense                                $ 14.4     $ 21.2

          Estimated interest factor in rent expense         14.1       12.0
                                                          ------     ------

                Total                                     $ 28.5     $ 33.2
                                                          ======     ======

       Ratio of earnings to fixed charges                    4.7        6.4
                                                             ===        ===